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SEC FILE NUMBER
8-38098

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/01/2023 (MM/DD/YY) AND ENDING 10/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ARLINGTON SECURITIES INC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

140 MARINE LANE
(No. and Street)

SAINT LOUIS	MO	63146
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SUSAN M CULLEN	314-878-1954	SUECULLEN@ARLINGTONSECURITIES.US
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DAVILA ADVISORY
(Name – if individual, state last, first, and middle name)

10135 MANCHESTER RD STE 206	ST LOUIS	MO	63122
(Address)	(City)	(State)	(Zip Code)

11/21/2019	6667
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY S WINGENBACH, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ARLINGTON SECURITIES INC, as of 10/31, 2 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: PRESIDENT/COO

[signature]
Notary Public

SUSAN M CULLEN
Notary Public - Notary Seal
St Louis County - State of Missouri
Commission Number 15019951
My Commission Expires Mar 15, 2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder o
Arlington Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arlington Securities, Inc. (the "Company") as of October 31, 2024, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Arlington Securities, Inc. as of October 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I, II, & III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I, II, & III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Arlington Securities, Inc.'s auditor since 2020.

Davila Advisory, LLC

Saint Louis, Missouri
January 24, 2025

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

Arlington Securities Inc.

Statement of Financial Condition

October 31, 2024

ASSETS

Assets:	
Cash - Checking	$394,570
Receivables:	
Clearing Organization	10,920
Concessions Receivable	129,418
Other	13,118
Prepaid Expenses	16,590
Deferred Tax Benefit	7,720
Total Assets	$572,336

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Wages and Commissions Payable	$242,508
Other Payables and Accrued Expenses	127,433
Total Liabilities	369,941
Shareholder's Equity:	
Capital Stock ($1 Par Value, 23,850 shares issued, authorized & outstanding)	23,850
Retained Earnings	178,545
Total Shareholder's Equity	202,395
Total Liabilities and Shareholder's Equity	$572,336

See Independent Auditors' Report and Notes to the Financial Statements

Arlington Securities Inc.

Statement of Income

Year Ended October 31, 2024

Revenues:	
Concession: Mutual Fund and Insurance	$ 2,114,184
Commission: Stocks & Bonds	5,572
Investment Advisory Fees	449,865
Other Income	50,145
	2,619,766
Expenses:	
Commissions Expense	1,318,118
Officer Compensation & Benefits	1,053,264
Payroll Tax Expense	43,841
Errors Insurance & Fidelity Bonds	32,272
Regulatory and Registration Expense	41,073
Clearing Expenses	12,467
Other Expenses	119,701
	2,620,736
Income (Loss) Before Income Taxes	(970)
Income Tax (Expense) Benefit	(9,350)
Net Income (Loss)	$ (10,320)

See Independent Auditors' Report and Notes to the Financial Statements

Arlington Securities Inc.

Statement of Changes in Shareholder's Equity

Year Ended October 31, 2024

	Capital Stock	Retained Earnings	Total Equity
Balances at November 1, 2023	$23,850	$188,865	$212,715
Net Income (Loss)	0	(10,320)	(10,320)
Balances at October 31, 2024	$23,850	$178,545	$202,395

See Independent Auditors' Report and Notes to the Financial Statements

Arlington Securities Inc.

Statement of Cash Flows

Year Ended October 31, 2024

Cash from Operating Activities	
Net Income (Loss)	($10,320)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease (increase) in assets:	
Receivables:	
Clearing Organization	(2,700)
Concessions	14,132
Other	(12,173)
Prepaid Expenses	(11)
Non-cash Deferred Tax Benefit	8,939
Net Investment Gains	(49,179)
Increase (decrease) in liabilities:	
Wages and Commissions Payable	(45,157)
Other Payables and Accrued Expenses	118,711
Net Cash Provided by Operating Activities	$22,242
Cash from Investing Activities	
Purchase of Investments	(186,858)
Sale of Investments	390,258
Net Cash Provided by Investing Activities	203,400
Net increase in cash	$225,642
Cash at beginning of year	168,928
Cash at end of year	$394,570
Supplemental Cash Flow Information	
Cash Paid for Interest	$0
Cash Paid for Income Taxes	$515
Non-cash Investing and Financing Activity	$0

See Independent Auditors' Report and Notes to the Financial Statements

Note 1 - **Nature of Operations:** Arlington Securities, Inc., (the company) is a broker-dealer formed primarily to sell mutual funds and variable contracts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a member of Securities Investors Protection Corporation (SIPC) and has an insurance license in several states. The Company does not hold funds or securities for customers, owe money for securities to customers and does not carry customer accounts. Accordingly, The Company is exempt from SEC Rule 15c3-3 under the K(2)(ii) exemption and the non-covered firm provision.

Note 2 - **Revenue Recognition:** The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Commissions/Concessions - The Company generates two types of commission revenue: sales-based commission revenue that is recognized on the trade date, an industry standard, and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Advisory fees – Advisory fees are charged to client accounts maintained by a third party custodian. The company provides ongoing investment advise and provides administrative services for these accounts. Advisory fees are calculated based on the value on the last day of the month and paid in arrears.

Other Income – For securities owned by the Company, Arlington Securities records interest, dividend and capital gain distribution income when issued by securities. Realized gains/(losses) are recorded on trade date while unrealized gains are recorded based on year-end market values of securities. On October 31, 2024, the Company did not have any securities.

Note 3 - **Concentrations of Credit Risk**: The Company is not engaged in activities with counter-parties such as banks and other financial institutions. There is no credit risk.

Note 4 - **Use of Estimates:** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results will differ from those estimates.

Arlington Securities Inc.
Notes to Financial Statements
Year Ended October 31, 2024

Note 5 - **Cash and Securities Segregated Under Federal and Other Regulations:** No cash has been segregated in a special account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds. A reserve account is not required.

Note 6 - **Advertising Costs:** The Company did not incur any direct-response advertising costs during the period.

Note 7 - **Net Capital Requirement:** The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. At October 31, 2024, Arlington Securities had net capital of $164,967, which was $140,304 in excess of its minimum required net capital of $24,663.

Note 8 - **Income Taxes:** The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred tax benefit. A capital loss carryover of $40,633 to fiscal year ending October 31, 2024 is calculated to provide $7,720 deferred tax benefit assuming a 15% federal and 4% state income tax rate.

The Company is taxed as a C Corporation and has never been examined by an income tax authority. The federal and state income tax returns are subject to examination by the respective taxing authorities generally for three years after they are filed. The Company feels it is more likely than not that all tax positions will be fully recognized; therefore, provision for potential interest or penalties has not been made.

The income tax expense attributable to income from operations consists of:

	Current	**Deferred**	**Total**
Federal	411	7,057	7,468
State	-	1,882	1,882
Total	**411**	**8,939**	**9,350**

Income tax expense on the financial statements differs from amounts which would be obtained by applying the statutory income tax rate of 19% (combined federal and state income tax rates) to current year's earnings before taxes as follows:

Statutory Rate	19%
Computed "expected" taxes	$ -
Increase (decrease) in tax resulting from:	
Permanent tax differences	411
Change in loss carryfowards	8,939
Income tax expense	$ 9,350

Note 9 - **Financial Instruments with Off-Balance Sheet Risk:** In the normal course of business, the Company purchases and sells securities as agent on behalf of its cash or margin customers. If either the customer or counter-party fails to perform the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.

Note 10 - **Commitments and Contingencies:** The Company is not involved in any lawsuits and is not party to any asserted or unasserted claims. The Company engaged the services of an attorney during the fiscal year ended October 31, 2024. To resolve a dispute with FINRA regarding concession income. The issue is pending. FINRA has tentatively proposed repaying concessions to clients in an amount of $67,026 and a penalty of $50,000, which is not tax deductible. An entry to record these proposed amounts is recorded in the Statement of Income and is included in other payables and accrued expenses on the Statement of Financial Condition.

Note 11 - **Subsequent Events:** In preparing these financial statements, management of the Company has evaluated events and transactions for potential recognition or disclosure. Management concluded that no such events or disclosures existed through January 7, 2025, the date the financial statements were available to be issued.

Schedule I
Arlington Securities Inc.

Calculation of Net Capital Reported and Required

As of October 31, 2024

CALCULATION OF NET CAPITAL	
Total shareholder's equity	$202,395
Deductions and charges	-
Non-allowable assets	37,428
Net capital before haircuts on securities positions	164,967
Haircuts on securities	0
Net Capital	$ 164,967
AGGREGATE INDEBTEDNESS	
Liabilities shown on Statement of Financial Condition	$ 369,941
Calculated Requirement (6.67% of Aggregate Indebtedness)	$24,663
Statutory Requirement	5,000
Net Capital Requirement (Greater of Above)	24,663
Excess net capital	$140,304
Percentage of Aggregate indebtedness to net capital	224%
RECONCILIATION	
Net capital, as reported in Company's Part IIA (Unaudited) Form X-17A-5 as of October 31, 2024	$164,967

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 PartIIA filing.

See Independent Auditors' Report

Schedules II & III
Arlington Securities Inc.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirement for Brokers and Dealers to Rule 15c3-3

Year Ended October 31, 2024

The Company is exempt from the provisions of Rule 15c3-3. Therefore, the computation for determination of the reserve requirements under Exhibit A of Rule 15c-3 and the information relating to the possession or control requirements under Rule 15c3-3 have not been provided.

Arlington Securities Incorporated

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Arlington Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-S(d)(1) and (4). To the best of its knowledge and belief Broker-Dealer states the following:

Arlington Securities, Inc. claimed an exemption under provision 17 C.F.R. section 240. 15c3-3(k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds received to carrying broker-dealer. Arlington Securities, Inc does not hold funds, securities, or money of or for customers.

Arlington Securities, Inc. claimed an exemption as a non-covered firm for its direct subscription-way sale of mutual funds and variable annuities. Arlington Securities, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than checks to third parties received and promptly transmitted in compliance with paragraph (a) or (b)(2) or Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Arlington Securities, Inc. met the identified provision throughout the most recent fiscal year without exceptions.

Susan M. Cullen

Susan M. Cullen
VP/CCO

140 Marine Lane * St. Louis, Missouri 63146-2236
314-878-1954 * 314-878-5706 (Fax)
Member FINRA - SIPC

DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder o
Arlington Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Arlington Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arlington Securities, Inc. claims an exemption from 17 C.F.R.§ 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Arlington Securities, Inc. stated that Arlington Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year ended October 31, 2024 without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Arlington Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arlington Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activites contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Davila Advisory, LLC

Saint Louis, Missouri
January 24, 2025

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122